American Bonanza Appoints New Director and Announces Key Management Addition

March 30, 2011 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza”) is pleased to announce the appointment of Mr. Jamie Newall to its Board of Directors. Mr. Newall is Investments Director of Intrepid Financial, regarded as one of the leading incubators of natural resource companies. Mr Newall currently sits on the board of Skana Capital Corp, Northern Rand Resource Corp and EShippers Management Ltd. From 2007 to 2009 he was a founding director of GPN Capital, a FSA authorised fund advisor specialising in junior resource companies. Before 2007 he served as a director of BPL Global, the award winning broker in trade credit and political risk with particular focus on commodities and emerging markets. Mr Newall is a graduate of Cambridge University and holds a Masters Degree in Law.

Bonanza is also pleased to announce the addition of Todd Fayram as Chief Operating Officer. Mr. Fayram has over 22 year’s experience in mine, process and metallurgical engineering worldwide. He served as General Manager, Project Development Manager or VP Operations at several mines, including the Dolores gold mine in Mexico, the Golden Reward Mine in South Dakota, the Mount Hamilton gold mine in Nevada, the La Choya gold mine in Mexico, and the Yellow Pine gold mine in Idaho among others. Mr. Fayram has served as a consultant to Lake Shore Gold Corp., Getty Copper Inc., Minefinders Corp., Anglo American PLC and Pasminco Zinc Inc., among others.

Mr. Brian Kirwin, President and CEO, commented, “On behalf of American Bonanza's Board of Directors, we welcome Mr. Newall to the Board, and Mr. Fayram to the management team. We anticipate an exciting year as we bring the Copperstone gold mine into production, and look forward to the contributions by Mr. Newall and Mr. Fayram."

About Bonanza

Bonanza is working to re-activate mining at the preproduction-stage Copperstone gold mine in Arizona. Bonanza has approximately 180 million shares outstanding and is fully funded through to production, with no debt and no hedges. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com